

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2013

Via E-mail
Carlos Espinosa
CME Realty, Inc.
10300 W. Charleston Blvd., Suite 213
Las Vegas, NV 89135

> **Re:** **CME Realty, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 19, 2013**
> **File No. 333-187855**

Dear Mr. Espinosa:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your revised disclosure and response to comment 2 of our letter dated July 15, 2013. We reissue in part our prior comment. Please revise the "12 Month Growth Strategy and Milestones" section to discuss when the company will hire the "broker of record" and when Mr. Espinosa will obtain a broker's license.

Dilution, page 14

2. As you indicate your net tangible book value as of May 31, 2013 is ($5,268), please update your tabular information to reflect the negative book value per share before the offering or advise.

Financial Statements as of and for the Period Ended May 31, 2013, page F-11

Statements of Cash Flows, page F-15

3.   Please amend to ensure that Cash and cash equivalents, end of period as presented for the period from inception through May 31, 2013 reconciles to the same line item for the interim period ended May 31, 2013, as well as to your Balance Sheets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Mark Rakip, Staff Accountant, at (202) 551-3575 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 with any other questions.

         Sincerely,

         /s/ Tom Kluck

         Tom Kluck
         Branch Chief

cc: Joseph L. Pittera, Esq.